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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2005
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX... Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





A N N U A L   R E P O R T   2 0 0 4

2



Kensington Resources Ltd.

is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a Joint Venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc., the operator (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). On the basis of fifteen years of encouraging results from exploration at Fort à la Corne, the Joint Venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

2005 marks a significant turning point for Fort à la Corne. The Joint Venture partners have adopted an Advanced Exploration and Evaluation Plan that will lead to a critical decision on the future of this project by the year 2008, and the recovery of several large diamonds have shed positive investor interest on Kensington Resources Ltd.

Fort à la Corne has the principle features for a low-cost, economy of scale mining operation. Today, there is a sense of urgency within the Joint Venture that is being driven by the increasing demand for diamonds and the need to fast track a project with this potential.

Cover photo: The diamond was recovered from Fort à la Corne kimberlite body 140 during the 2004 work program.

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include the potential for Fort à la Corne Diamond Project in Saskatchewan, the expectations related to reaching diamond producer status, the accelerated results-driven advanced exploration and evaluation phase and the expectation of reaching a pre-feasibility decision in 2008. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Unless otherwise noted, all dollar amounts are stated in Canadian dollars.



fort à la corne



In 1995, Kensington Resources Ltd. entered into a Joint Venture relationship with De Beers Canada Inc. and Cameco Corporation. This Joint Venture has been exploring and evaluating the potential for a diamond mine at Fort à la Corne, the largest kimberlite cluster known in the world, located in south central Saskatchewan.

The Joint Venture has a vast land position, which includes 121 claims containing at least 63 identified kimberlites and numerous anomalies still to be explored. The kimberlites are enormous in size by world standards, mostly lower grade but with some higher-grade units interspersed. In total there are nearly 10 billion tonnes of kimberlite. This is one of the largest and most geologically complex exploration projects in Canada.

70% of the kimberlites in this field are diamond bearing – an unusually high percentage by world standards and significantly, 50% of the kimberlites are macro diamond bearing (containing stones larger than 0.85mm). The kimberlites tested to date have produced some excellent quality diamonds, and De Beers' modeling techniques have projected that based on these initial samples, the kimberlites show potential to contain many large, high quality diamonds. Further modeling studies have indicated that 70% of the macro diamonds found in this field would be gem quality and 20% would be near-gem.

Evaluating the feasibility of a typical one-kimberlite mine takes years of study, so the overall scope of this project, with 63 bodies, is immense. The Joint Venture has prioritized those kimberlite bodies that have shown the most promise for economic potential based on limited sampling.

In the three kimberlites, prioritized in 2004, 35 million carats have been defined in the higher-grade zones of enrichment. These areas may contain at least 70 million carats. One of the stated objectives of the immediate exploration program is to fully delineate these bodies and to prove this.

The Joint Venture is envisioning a potential mine complex that would take advantage of the opportunities for economies of scale. The new approach is focused on the prioritized kimberlite bodies found in a 5-kilometre radius in the southern region, and the definition of the higher-grade units within these kimberlite bodies. Considering these higher-grade units as a single resource has strong potential to prove the economics for a large-scale mining operation.

diamond project



letter *to shareholders*

2004 launched a new era for Kensington Resources Ltd. The year is notable for new corporate energy and significant accomplishments as well as a shift in project fundamentals at Fort à la Corne and improved shareholder value.

In my opening address to shareholders as the newly appointed President last June, I remarked that Kensington Resources Ltd.'s stock price was seriously undervalued, and the company was underperforming. These critical issues defined my corporate objectives.

My first course of action was to develop a closer working relationship with the Joint Venture partners to discuss how we could advance the project more aggressively. We also launched an intense marketing campaign to build our investor support.

Coincident to the corporate changes at Kensington Resources Ltd., De Beers Canada Inc. had also come to a new way of thinking about Fort à la Corne. As a result of the successful marketing programs of the DTC (De Beers' diamond marketing subsidiary), the diamond market is growing rapidly in the lucrative luxury consumer goods sector. Successful marketing and advertising campaigns have resulted in the creation of new products and new markets: the right hand ring for the independent woman, the men's diamond and the hugely successful 3-stone Trilogy ring that is popular in new emerging diamond markets like Japan, China, and India.

While market demand is reaching historical growth, De Beers rough diamond inventories are at historical lows. At this time, there are only a couple of new small mines being planned to commence production by 2008 or 2009.

Predicted supply, demand and price trends for rough diamonds projected into the next decade show a steady increase in demand with inadequate sources of supply.

Our equal partner and operator, De Beers Canada Inc. is responding to an urgent need to increase diamond production, to find new robust sources of diamonds and to establish mining operations in Canada. Fort à la Corne with its potential of long life, low cost and large stones presents a substantial opportunity and provides the rationale for accelerating the rate of work.

During my meetings with De Beers it was apparent that their intentions for Fort à la Corne were as serious as ours.

At planning meetings held last year, all Joint Venture partners agreed to commit the resources required to fully explore and evaluate the potential for a diamond mine as quickly as possible. With the Joint Venture partner's objectives aligned, we developed a new action plan for Fort à la Corne.

5

Advanced Exploration and Evaluation Plan

Central to the year's activity was the conception, development, adoption and implementation of the Advanced Exploration and Evaluation Plan (AE&E). The overall scope of this three year plan is to advance the project to a pre-feasibility decision in 2008.

The Plan considers the natural strengths of Fort à la Corne. The individual kimberlite bodies are clustered quite close together, and the existing infrastructure is conducive to a low-cost mining operation. The potential exists for several bodies to be open-pit mined and fed into a central processing plant. This has emerged as the framework for the action plan.

The main thrusts of the Plan are to define a resource of 70 million carats, to delineate the higher grade zones and to recover a larger sample of diamonds for valuation purposes. At the start of the Plan, we have identified 35 million carats in 369 million tonnes of kimberlite in the south-central cluster, the target area.

The Plan describes a detailed methodical and structured approach; however, the Joint Venture partners have agreed to remain flexible and responsive to any compelling results that lead to advancing work on exceptional bodies.

Besides resource evaluation, the Plan includes conceptual studies that impact the overall project economics. It is hoped, that much of this work will reduce the scheduled time for a pre-feasibility study. In fact, it is my view that at the end of the Plan, if the work has satisfied the economic criteria to continue, we will be well into a pre-feasibility stage.

The ambitious nature of this program is costly. As busy as we have been developing this Plan, we have managed to build our profile in the investment community, and found new investors to support our ambitions.

Investor Relations

Our very active Investor Relations program took us across Canada several times, to New York and across to Europe, twice. We met with bankers, analysts and institutional investors; participated at trade shows, resource conferences, a diamond conference and hosted a large guest list of analysts and media at Fort à la Corne.

The results of this effort is a share price that hit its highest value since 1997 and a financing that for the first time, brought institutional investors into Kensington Resources Ltd.

We also launched a new corporate identity to demonstrate the new era and signal our new corporate mode. We are establishing a professional image in the investment community and changing the historical perception of Kensington Resources Ltd. as a "stock-play."

2004 Program

The 2004 program was the largest program to date. That was a precursor to, and model for the AE&E objective. Large valuable diamonds have been recovered, and we were pleased to participate in the excitement surrounding Fort à la Corne, at the PDAC this spring with the announcement of the stunning 10.53 carat gem, and a beautiful 4.09 carat diamond.

Corporate Accomplishments

A key goal for 2004 was to raise the profile of the company and to introduce professional management principles. So corporately, our focus has been to enhance shareholder value and to ensure that shareholder interests are protected.

Fundamental to this is the Shareholder Rights Plan which is intended to protect shareholders from abusive or coercive takeover strategies. There is every reason to actively protect what we believe is now a very visible and desirable company.

Stepping up activity on both the project management and Investor Relations fronts has required building the company team. Our first hire was Mel Gardner, as an internal Manager, Investor Relations. Mel brings a professional manner to the role, a reflection of his experience in Canada's larger banks. Brent Jellicoe, who has been with the project for a long time, has joined our team as Exploration Manager for Fort à la Corne. Another new addition is Raj Anand, an accomplished professional civil/structural engineer, who I have worked with on several mine development projects.

Changes were also made at Board level. The Board welcomed Bill Stanley, a much respected colleague of mine who is currently an adjunct professor at UBC, Department of Mining and Mineral Process Engineering and is a retired partner of Coopers & Lybrand Consulting (PricewaterhouseCoopers). As well, I am very pleased that Jim Rothwell has accepted the role of Chairman of the Board of Directors. Jim served as President at BHP Diamonds and Dia Met. As we enter this period of activity, Jim's experience and insight on the global diamond industry will be very valuable.



letter *to shareholders*

Photo courtesy of De Beers Canada Inc.

We were also very pleased to announce the establishment of our corporate headquarters in downtown Vancouver, one of Canada's leading financial centres, and the location of many of Canada's larger mining company headquarters. The office centralizes our corporate activity.

Congratulations! Saskatchewan Celebrates its Centennial

2005 is Saskatchewan's centenary and we were very honoured to be invited by the Honourable Lorne Calvert, Premier of Saskatchewan, to participate in a Business Summit to launch their year's celebrations. Business leaders and representatives from all business and resources sectors presented at the Summit which was designed to promote industry, celebrate the province's wealth, and invite feedback from business leaders on how government could support their needs towards a more prosperous provincial economy.

Premier Calvert's government has indicated their support of a mine development at Fort à la Corne. The Minister of Industry and Resources, the Honourable Eric Cline has stated clearly that his government will not take any actions that will prevent the development of a mine and that they will actively work with the Joint Venture partners on infrastructure assistance once a development decision is made. This strong support from the provincial government will assist in creating a favourable economic climate as we work towards feasibility and a production decision.

Facing new Challenges in 2005

Satisfied that we have a strong corporate foundation, and that we have project momentum with a clear view to its future, the corporate goals for 2005 strive for new accomplishments in each of the core areas of our business activity.

While most of our energy will be focused on maintaining a vigilant and aggressive role in the co-management of the AE&E Plan, we also plan to build our corporate profile and increase shareholder value.

During our reconnaissance trips to Europe we have learned that there is a great interest in our project. This year we hope to turn this interest into investment in Kensington Resources Ltd.

Our work on corporate governance last year has been focused on bringing Kensington Resources Ltd. into line with the requirements to which more senior companies are subject. We have also concentrated on bringing institutional investors to Kensington Resources Ltd. and on shoring up our financial resources. We hope to be in a position to make application to list Kensington Resources Ltd. on the TSX this year.

In closing, I wish to share my appreciation to Richard Molyneux and the De Beers Canada Inc. team for their dedication to Fort à la Corne and support of our partnership; to Cameco Corporation for providing their valued insights and experience for the project; and to the Board of Directors who have supported my visions for the growth and development of the company.

We enter 2005 strengthened by our successes of 2004, and prepared for another year of intense and rewarding activity.

Thank you to our faithful shareholders for your continued support of Kensington Resources Ltd.

R. A. McCallum

Robert A. McCallum, P. Eng.
President & CEO



7



2004
work program summary

The 2004 drilling and sampling program was the most aggressive program undertaken on the Fort à la Corne Joint Venture project to date. The program foreshadowed the intention to accelerate the exploration work on the Fort à la Corne kimberlites, and also introduced the new strategy to define higher grade zones in a number of adjacent bodies for consideration of open-pit mining several bodies in combination which would permit an economy of scale mining operation.

Results from the 2003 program highlighted promise in bodies 140/141 and 122 and the Joint Venture identified these bodies as the focus of the program with the objective to increase confidence levels in their grade and revenue estimates. The Joint Venture partners elected to drill large diameter holes (LDDH) for mini-bulk sampling on higher grade zones within these bodies to increase the size of the recovered diamond parcel. This would then permit a higher confidence grade forecast and determination of average value. The program was expanded from eight to ten large diameter (36-inch or 914 mm) minibulk sampling holes which were distributed in the high grade zones on bodies 140/141 and 122. Five LDDH holes were successfully drilled on body 140/141, and their results are shown in the table below. Two LDDH drillholes on body 122 were terminated due to drilling difficulties. Results for the three LDDH holes from 122 are pending completion of diamond recovery procedures and evaluation.

Summary of Macrodiamond Recovery for Minibulk Samples from the "Breccia Bed" Area of Kimberlite 140/141

Drillhole	Theoretical Excavated Mass (tonnes)	Total Carats	Drillhole Grade (cpht)	Total Stones	Drillhole stones/tonne	Est. # of Diamonds > 0.25 cts. (largest stone)
04-140-044	186.29	21.060	11.300	160	0.86	14 stones (4.09 cts.)
04-140-045	140.34	15.455	11.100	135	1.0	16 stones (0.46 cts.)
04-140-049	148.84	10.615	7.132	100	0.7	6 stones (1.005 cts.)
04-140-051	147.93	18.560	12.545	68	0.46	7 stones (10.53 cts.)
04-140-052	132.14	17.510	13.250	90	0.68	17 stones (1.39 cts.)
Total:	755.54	83.20	11.01	553	0.73	60 stones

8

2004 *work program summary*

fort à la corne

We are very pleased with the continued recovery of larger diamonds, as any recovery of macrodiamonds from very small samples is considered a positive indication. The results support delineation of the higher grade "breccia" zone and will provide data for higher confidence grade forecasts conducted by Mineral Resource Management of De Beers in the months to come.

The program also included HQ corehole (63.5 mm diameter) drilling on bodies 120, 147, 121 and 221. Drillhole sites were plotted in broad patterns to provide representative information and samples for development of geological models including identification of higher-grade zones.

Results from an airborne magnetic and electromagnetic survey had shown a large anomaly to the east of body 150. The centre of this anomaly was drilled with HQ core and only a thin layer of interbedded kimberlitic ash was intersected. Kimberlite 150 was dropped from the Joint Venture priority list based on inconsistent macrodiamond recoveries, lack of a definable high-grade zone, and overall geological complexity within the body. Macrodiamond results from body 140/141 breccia produced encouraging yields. Most notably, several outstanding large diamonds including a 10.53 carat stone, a 4.09 carat stone and a 3.61 carat stone support the model that this higher-grade zone has the potential for large stones. Significantly, the 10.53 carat diamond is colourless, clear of significant inclusions and therefore appears to be of high quality. Formal valuation of the stone will be conducted by De Beers' experts as soon as possible. The 10.53 carat diamond was recovered in large diameter drillhole 04-140-051 along with five other macrodiamonds including a 1.32 carat stone from a sample covering depth interval 118 to 130 metres, only 18 metres beneath the overburden.

A grade average for body 140/141 has been calculated from the results of the five LDDH macrodiamond recoveries and two NQ coreholes (610 mm) recovered in 2002. Although this grade calculation is still based on a relatively small sample, the results are consistent with our expectations and are strong enough to continue further investigation of adjacent bodies.



Combined Kimberlite Body 141/140 with Drillhole



Shown here, are two of the outstanding diamonds recovered in the 2004 program: both the 10.53 carat diamond (below) and 4.09 carat diamond (left) indicate qualities for high valuations.





advanced exploration & evaluation plan

Results from the 2000-2003 programs show that Fort à la Corne kimberlites contain higher grade zones. It is possible that higher-grade units from a number of kimberlites, when considered collectively, may form a resource which can be profitably mined. At present approximately some 35 million carats distributed over 369 tonnes and three different kimberlites have been identified at a deposit level of confidence.

Twenty primary kimberlite targets have been identified to date, most within a radius of five kilometres in the southern cluster of kimberlites. The kimberlites beyond this range are not being considered in this present course of action.

Management and technical staff from each of the Joint Venture partners met for strategic planning sessions held in Saskatoon and Vancouver in 2004. The meetings used a facilitated process (run by AMEC) known as Enhanced Systematic Planning (ESP). An overview perspective of the Fort à la Corne Project, from present day to an assumed eventual mining operation was examined and a time-line developed. The current phase of the project was called the Advanced Exploration and Evaluation Plan (AE&E). The overall time-line for the Fort à la Corne Project is considered to be aggressive, being driven by the need to favourably position the commencement of mining operations in terms of long term rough diamond supply and demand predictions.

The objective of the ESP session, as developed by the Joint Venture partners was: "to develop an aggressive Action Plan for the AE&E leading to a go/nogo decision for the Pre-feasibility Study by mid 2008, with a conscious forward looking perspective to be time- and cost-efficient over the global project development period."

DEFINITIONS AND OVERVIEW SCHEDULE *Note: Durations are shown in months*


01 Dec 2004
Production Decision
Startup
Advanced Exploration & Evaluation Study
Fund Pre-Feas.
Pre-Feasibility Study
Fund Feas.
Feasibility Study
Engineering & Construction
Ramp-Up
Operations
PROJECT PHASES
43
4
24
0
12
8
30
12
Develop Inferred Resource
Develop Indicated Resource
RESOURCE ASSESSMENT
Baseline Collection & Preparation of EIS
Environmental Approval
ENVIRO PERMITTING
30

The AE&E Plan's key planning parameter is that there are five distinct exploration drilling phases, with strategic objectives for each phase:

1. 2004 Geological Drilling and Mini-bulk Sampling
Essentially, this was the first phase of the geological drilling. Following the 2000 to 2003 exploration programs that focused on kimberlites 140/141, 148, 122, and 150, the three bodies considered to represent the next highest level of opportunity of the original twenty targets became the focus of the 2004 Exploration Program – namely kimberlites 120, 121/221, and 147. Core drilling on these three bodies was completed in November 2004. Follow-up activities such as logging, analysis, and interpretation are expected to be completed by the end of May 2005.

The 2004 Exploration Program results are being received and will be completed by July, 2005. The results may impact the direction of the new work. For that reason, it is included in the overall action plan for the AE&E Plan.

2. Geological Drilling
Determine through core drilling and other methods the basic geological internal model of each kimberlite. The work also includes microdiamond sampling based on the interpreted model, and identification of higher interest sub-zones, including grade estimates, if any, within each kimberlite. This work continues the geological drilling programme commenced in 2004. A process of prioritization was undertaken by the Joint Venture partners to determine the actual scope of the geological drilling program. It was assumed for the purposes of planning and estimating costs that fourteen higher interest kimberlites may be targeted during this phase of the AE&E Plan.

3. Delineation Drilling
Define through additional core drilling and microdiamond sampling, the volume extent and estimate of grade of higher interest zones to the extent that the next phase of work can be undertaken. The three kimberlites investigated during the 2004 drilling program together with the remaining 14 kimberlites to be considered for the Geological drilling program, provide up to 17 targets from which to select targets for the delineation drilling program. It was assumed for the ESP plan and cost estimates that a maximum of nine kimberlites would be selected for this phase of work.

4. Mini-Bulk Sampling
Obtain a mini-bulk sample sufficient to confirm the presence of macrodiamonds and provide an improved grade estimate. An expected nine bodies might be investigated during the delineation drilling phase and together with those bodies investigated during the 2000-2003 programs, it was assumed for planning and cost estimating purposes that a maximum of 6 bodies would be selected for mini-bulk sampling.

5. Supplemental Mini-bulk Sampling
Obtain additional mini-bulk sample sufficient to provide a grade estimate for the higher interest zones and to provide a representative parcel of diamonds sufficient for a preliminary estimate of diamond revenue. It is assumed that all of the six bodies investigated during the mini-bulk sample program will be included in the supplemental bulk sample.

advanced exploration & evaluation plan

2005 FORWARD WORK PROGRAM

The present Fort à la Corne Joint Venture work program for 2005 encompasses the completion of the first phase of the AE&E Action Plan, which consists primarily of geological drilling to establish the presence of potential higher grade units within the kimberlites located in the southern part of the Joint Venture claims. However, in order to take advantage of the results from the 2004 program (which, in part, retroactively formed the initial thrust of the first phase through investigation of four additional high-interest bodies within the central cluster), a provision has been made in the 2005 budget for some delineation work and mini-bulk sampling should the results of the 2004 program be sufficiently encouraging. The operator will present these results to a meeting of the Joint Venture management committee during June or July 2005 for consideration and possible action.

The current program budget estimate of $25.6M will be applied to the first stage geological drilling of up to fourteen kimberlites in the southern cluster of the Joint Venture claims, which commenced on April 23, 2005 and is scheduled to be completed by February 2006. The fourteen additional kimberlites to be investigated were selected and prioritized by a technical team comprised of representatives of each of the Joint Venture partners. For the 2005 program, the next project decision milestone will be the completion of the Geological Drilling phase of the AE&E Plan in early 2006.

The AE&E budget for 2005 makes specific provision for the following additional work:

- Update conceptual study to include mining of multiple pits
- Core drilling of up to 14 kimberlites, assuming on average 10 holes will be required per body
- Delineation drilling of up to three kimberlites
- Microdiamond sampling involving treatment of up to 10,000 kg of core
- Mini-bulk sampling of one kimberlite, to obtain approximately 580t of kimberlite for treatment
- Geotechnical and hydrogeological testing of up to 3 selected drill holes, including cone tests and hydraulic pump tests
- Develop a preliminary geotechnical mine design model
- Develop preliminary groundwater chemistry model and preliminary hydrological mine design criteria
- Commence investigation and develop possible alternative mining strategies
- Investigate waste management concepts
- Commence development of future infrastructure requirements
- Investigate short term infrastructure needs
- Develop metallurgical process concepts; develop operational strategy and upgrade bulk sampling plant
- Develop future Ore Dressing Study Requirements
- Develop environmental baseline plan
- Vegetation, wildlife and heritage surveys to support exploration permit applications

In conjunction with the resource exploration and evaluation work, there are potential opportunities to shorten the overall project time-line with minimal cost by undertaking studies of potential mining, processing, waste management and infrastructure strategies.

In addition to basic environmental permitting requirements, limited baseline data will be obtained which will be valuable in reducing project permitting time lines in the future.

Brent C. Jellicoe, P. Geo. is the Qualified Person for the Company and has reviewed the technical information herein.


Areas of High Interest
- 2.5 and 5 km Radius -
Recently Minibulk Tested
Core Drilling Initiated Prior to 2005
Prioritized Core Drilling in 2005
Low Priority Kimberlites
Claim Boundary
FalC JV Camp
Winter 2005-2006
122 N
148
N
Metres

12



Description of Business and Report Date

The following Management Discussion and Analysis is prepared as of April 27, 2005 (the "Report Date") and should be read in conjunction with the audited consolidated financial statements for the year ending December 31, 2004.

Kensington Resources Ltd. (the "Company") is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a Joint Venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%) (the operator), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). On the basis of fifteen years of exploration at Fort à la Corne, the Joint Venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

The Company prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

management discussion &

Special Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include the potential for the Fort à la Corne Diamond Project in Saskatchewan, the expectations related to reaching diamond producer status, the accelerated results-driven advanced exploration and evaluation phase and the expectation of reaching a pre-feasibility decision in 2008. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Overview

2004 marked a significant year in corporate developments and increased exploration and evaluation activity. Highlights include:

- The appointment of Robert A. McCallum, P. Eng. as President & CEO. Mr. McCallum has a solid foundation in diamonds coupled with extensive professional management skills and a proven record in investor and Joint Venture relations in the mining industry. He has over 45 years of international mining experience in diamonds, gold, uranium, industrial minerals and base metals and more than 20 years in corporate management as an officer and/or director of companies.

- A major shift in strategy for the 2004 program at Fort à la Corne and a substantial increase in the 2004 program budget, from $6 million to $7.6 million. Past programs had focused on assessing the resource potential for an individual kimberlite body or for a unit or units within a particular body. This approach has resulted in better geological definition of sub-units within the kimberlites and recognition that some of these sub-units have relatively higher grades. The project strategy was revised to focus on the higher grade units within proximally-located priority kimberlite bodies and to consider them in combination. This approach has the advantage of considerably increasing the size of the potential resource and may permit significant economy of scale to be achieved for a large scale mining operation.

- The development of the Advanced Exploration and Evaluation Plan to accelerate the Fort à la Corne Project to a pre-feasibility decision in 2008. The $25.6 million budget for the 2005 program is the largest investment to date to be spent on an annual work program at Fort à la Corne.

- The completion of a $6 million equity financing from the sale of flow-through shares and units. The securities were sold primarily to institutional clients by Loewen, Ondaatje, McCutcheon Limited of Toronto, Ontario.

- The adoption of a Shareholder Rights Plan to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that may not treat all shareholders equally or fairly.

analysis

2004 marked a significant year in corporate developments and increased exploration and evaluation activity.



Fort à la Corne Diamond Project, Saskatchewan

The Fort à la Corne Diamond Project is located in the Province of Saskatchewan approximately 65 kilometres to the east and north-east of the city of Prince Albert, Saskatchewan's third largest city. As of the Report Date, land holdings held under the Fort à la Corne Joint Venture agreement comprised of 121 claims totaling 22,544 hectares or approximately 57,000 acres.

Although there is a Joint Venture relationship between the partners, there is no Joint Venture entity. This Joint Venture relationship entails an agreement on annual budgets between the parties with dissenting parties losing a proportionate share. The consolidated financial statements of the Company at December 31, 2004 record its proportionate share of deferred costs totalling $13,780,530 (December 31, 2003 – $10,527,906).

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 compliant technical disclosure of the Fort à la Corne Diamond Project can be found in the Company's technical report which is available on the Company's website or at www.sedar.com.

14



management discussion & analysis

2004/2005 Evaluation Program

In the second quarter of 2004, the Company announced details of the forward work program for 2004/2005. The forward work program budget was subsequently increased, from $6.0 million to $7.6 million, to cover the scope of the aggressive exploration and evaluation activities that were agreed upon.

The drilling program was initiated on September 1, 2004 with coreholes targeted on kimberlite bodies 140/141 and 122 to act as pilot holes for large diameter drilling, and to increase confidence in current geological and diamond distribution models. Coreholes were also targeted on kimberlite bodies 120, 147, 121 and 221 in broad patterns to provide information and samples for the development of geological models, including identification of higher-grade zones, and to provide initial grade estimates based on microdiamond recoveries. Geological models and microdiamond recoveries for each of the six kimberlite bodies will be released together as results are received from the operator. Drilling was also targeted on five geophysical anomalies.

The 2004 program was expanded to ten large diameter minibulk drillholes (LDDH) positioned on higher-grade zones in kimberlites 140/141 and 122. Five holes were located on the south 140/141 breccia beds to collect additional diamonds that will be used to increase the level of confidence in grade forecasts, and to provide preliminary valuations for revenue modeling by De Beers experts. Five large diameter drillholes were located on the south crater of the 122 kimberlite.

Drilling for the 2004/2005 program was completed on January 22, 2005 and the camp remains on standby until field operations for the advanced exploration and evaluation program resumes in the second quarter of 2005.

Diamond results for five of the eight LDDH completed (two LDDH were terminated above kimberlite due to drilling difficulties) have been reported to date including the recovery of a large, clear, colourless, macrodiamond weighing 10.53 carats and measuring approximately 1.4 x 1.0 x 0.75 cm from LDDH 04-140-051. The stone appears clear of significant inclusions and thus may likely be of high quality. In addition, a 4.09 carat stone was recovered from LDDH 04-140-044. Details of diamond results to date and a map of the 2004 drillholes is available on the Company's website at www.kensington-resources.com.

Advanced Exploration and Evaluation Plan – 2005 Program

In the fourth quarter of 2004, the Joint Venture partners approved an Advanced Exploration and Evaluation Plan (the "Plan" or "AE&E Plan"). The Plan describes an accelerated work program covering approximately 3.5 years that is designed to advance the project to a pre-feasibility decision in 2008. The work program for 2005, the first year of the AE&E plan was budgeted at $25.6 million and encompasses the completion of the first phase of the AE&E Plan which consists primarily of geological drilling to establish the presence of potential higher grade units within the kimberlites located in the southern part of the Joint Venture claims.

Fourteen kimberlites, which have not been explored in recent years, were selected and prioritized based on size, potential for high-grade zones, kimberlite characteristics, and historic diamond recoveries. A total of 130 HQ coreholes (diameter of 2.5 inches or 63.5 mm) were authorized on the fourteen kimberlites with the knowledge that the final number of holes per body will depend upon evaluation needs and the size of the individual kimberlite targets. Delineation of the western extension of the Star kimberlite into the Joint Venture property and the nearby kimberlite body 134 were identified as a top priority in the 2005 program.

In addition to drilling and sampling, the 2005 AE&E budget makes provision for the update of the conceptual study to include mining of multiple pits, delineation drilling of up to three kimberlite bodies to determine potential ore tonnages, minibulk sampling of one kimberlite to obtain approximately 580t of kimberlite for treatment in order to obtain a higher level of confidence in grade forecasting and average value of commercial sized macrodiamonds, and the commencement of a number of engineering and environmental studies.

The 2005 program is scheduled to commence in May 2005 and to be completed by (budgeting only to the end of December 2005) February 2006. Following evaluation of all 2004 drilling results in July 2005, a decision will be made on the scope and target of the 2005 minibulk sampling program. The next project decision milestone will be based on results following the completion of the geological drilling phase of the AE&E program in early 2006. The exploration camp is set up and on standby pending the acquisition of exploration permits.

15



Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December 31, 2004 are summarized as follows:

	Years Ended December 31		
	2004	2003	2002
	$	$	$
Revenues	–	–	–
Loss before income taxes	(1,511,793)	(1,015,103)	(695,026)
Income tax recovery	1,068,600	–	–
Net loss for the year	(443,193)	(1,015,103)	(695,026)
Net loss per share	(0.01)	(0.02)	(0.02)
Total assets	21,298,397	12,779,823	8,843,245
Total long term liabilities	Nil	Nil	Nil
Cash dividends per common share	Nil	Nil	Nil

During the three years ended December 31, 2004, the Company's exploration activities were focused on the Fort à la Corne Property. There were no significant acquisitions, dispositions or changes in the direction of the business during that period, however cash and mineral property costs have increased substantially in the two most recent years as a result of increases in financing.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future.

Results of Operations

The Company is showing a net loss after tax of $443,193 for Fiscal 2004. Pursuant to generally accepted accounting principles, an income tax recovery in the amount of $1,068,600 was required to be recorded giving rise to this net loss amount. This income tax recovery reflects that it is now more likely than not that the Company will recognize certain tax assets due to the effect of flow-through share issues completed by the Company. This is a non-cash item and as shown in the statements of cash flow, it is subtracted from the net loss to arrive at the cash used in operations. The net loss before income taxes for Fiscal 2004 was $1,511,793 or $0.03 per share compared to a net loss of $1,015,103 or $0.02 per share for Fiscal 2003. Part of the increased net loss in the current year is attributable to higher stock-based compensation of $443,155 (2003 – $69,536) although general and administrative expenses increased in almost all areas due to an increased level of corporate and investor relations activity in the last half of 2004.

Salaries and management fees increased by $106,987 to $245,151 (2003 – $138,164) due to a one-time payment of $115,000 for the termination of management services with the former President and a management agreement entered into with the current President and CEO. See "Transactions with Related Parties".

Office expenses increased by $60,221 to $254,588 (2003 – $194,367) due to the re-location of the Company's head office to larger space in the first quarter and much higher levels of corporate activity in the last half of Fiscal 2004. The significant expenditures for Fiscal 2004 include $80,445 (2003 – $51,091) for office overhead, $70,883 (2003 – $58,256) for support staff, $58,296 (2003 – $48,198) for administrative services and $44,694 (2003 – $36,822) for insurance, primarily directors' and officers' liability.

Promotion, public relations and travel increased by $58,533 to $462,125 (2003 – $403,592) due to an increase in investor relations activity, travel and attendance at trade shows in the last half of Fiscal 2004. The significant expenditures for Fiscal 2004 include $73,244 (2003 – $52,035) for media and communications consulting, $69,475 (2003 – $57,923) for travel and other expenses for the directors and officers of the Company, $59,295 (2003 – $143,667) for investor relations services, $49,833 (2003 – $53,400) for graphic design and printing, $42,084 (2003 – $20,410) for investment conferences, $32,448 (2003 – $nil) for road shows and analyst trips, $28,877 (2003 – $14,191) for news dissemination costs, $27,880 (2003 – $nil) to attend a diamond conference in Antwerp, $25,342 (2003 – $nil) for a media and analyst event at the Fort à la Corne site, $23,452 (2003 – $12,629) for advertising and sponsorships and miscellaneous expenses of $30,195 (2003 – $49,337).

Transfer and filing increased by $39,598 to $95,002 (2003 – $55,404) due to filing fees and other costs associated with the equity financing completed in September 2004. The significant expenditures in Fiscal 2004 include $36,388 (2003 – $27,635) for filing fees to regulatory authorities and costs associated with SEDAR, $23,786 (2003 – $12,590) for transfer agent services, $29,796 (2003 – $9,520) for costs associated with the AGM, $5,032 (2003 – $4,835) for the renewal of coverage in Standard & Poor's Market Access Program and miscellaneous costs of $nil (2003 – $824).

16



management discussion & analysis

Results of Operations (continued)

Legal, accounting and professional fees were lower by $70,816 to $99,359 (2003 – $170,175) due to fewer legal expenses and an over accrual of accounting and auditing costs in Fiscal 2003. The significant expenditures in Fiscal 2004 include $14,973 (2003 – $21,060) for accounting, $71,936 (2003 – $91,125) for legal fees, $3,950 (2003 – $750) for tax advice and $8,500 (2003 – $57,240) for audit costs which includes a $13,500 over accrual in 2003.

Interest income increased by $69,483 to $90,541, compared to $21,058 for Fiscal 2003, the increase being attributable to the proceeds of the equity financing completed in September 2004. The Company also recognized a gain of $5,042 on the sale of a field truck.

Mineral property and exploration costs deferred at December 31, 2004 totalled $13,780,530, an increase of $3,252,624 since the end of the prior fiscal year, all of which was spent on the Fort à la Corne Diamond Project. A comparison of the mineral property expenditures for Fiscal 2004 and 2003 can be summarized as follows:

Fort à la Corne Diamond Project	Fiscal 2004	Fiscal 2003
Geological and exploration	$ 635,623	$ 323,123
Land tenure	178	2,253
Drilling	1,811,544	1,231,097
Assay	132,613	188,875
Supplies	58,588	0
Transport	58,940	34,693
Rental equipment	76,124	60,841
General	12,253	11,990
Overhead	466,761	245,068
Totals	$ 3,252,624	$ 2,097,940

Financings, Principal Purposes and Milestones

During the fourth quarter of Fiscal 2003, the Company completed a non-brokered private placement of 1,066,000 units at a price of $1.00 per unit for gross proceeds of $1,066,000. Each unit consisted of one flow through common share and one half of one non-flow through share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of one year at the exercise price of $1.25 expiring December 21, 2004. The private placement was accepted for filing by the TSX Venture Exchange on December 13, 2003. All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring on April 23, 2004. The proceeds will be used for continuing exploration activities at the Fort à la Corne Diamond Project. Finder's fees were paid to Canaccord Capital Corp. (as to $98,400) and to Wellington West Capital Inc. (as to $3,000) in connection with this private placement.

A schedule of the proposed and actual use of proceeds for this financing to December 31, 2004 can be summarized as follows:

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to December 31, 2004
Fort à la Corne Diamond Project	$ 1,066,000	$ 1,066,000
Total	$ 1,066,000	$ 1,066,000

In September 2004, the Company completed a $6 million private placement of flow-through shares and units. The securities were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited ("LOM"). A total of 2,307,692 flow-through common shares were issued at a price of $1.30 per flow-through share and a total of 2,857,143 non-flow through units were issued at a price of $1.05 per unit. Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of eighteen months from closing, at a price of $1.25 for the first twelve-month period and $1.55 for the last six-month period. LOM received a commission of 7% of the gross proceeds of the offering. In addition, LOM received warrants entitling it to purchase for a period of eighteen months from closing: (i) 161,539 non-flow through common shares at a price of $1.05 per share; and (ii) 200,000 units on the same terms as the offering at a price of $1.05 per unit. All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring January 25, 2005. The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses (as such terms are defined in the *Income Tax Act* (Canada)) on the Fort à la Corne Diamond Project in Saskatchewan. The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Diamond Project and for general corporate purposes. The private placement was accepted for filing by the TSX Venture Exchange on October 1, 2004.



Financings, Principal Purposes and Milestones (continued)

A schedule of the proposed and actual use of proceeds to December 31, 2004 for this financing can be summarized as follows:

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to December 31, 2004
Fort à la Corne Diamond Project	$ 4,000,000	$ 1,546,286
General working capital	1,538,500	98,563
Commissions and issue costs	461,500	461,500
Totals	$ 6,000,000	$ 2,106,349

Summary of Quarterly Results

	Dec. 31, 2004 Q4 2004	Sept. 30, 2004 Q3 2004	June 30, 2004 Q2 2004	March 31, 2004 Q1 2004
Revenues	–	–	–	–
Loss from Continuing Operations	$(427,184)	$(425,906)	$(504,323)	$ (154,380)
Income tax recovery	$1,068,600	–	–	–
Net Loss	$(443,193)	$(425,906)	$(504,323)	$ (154,380)
Net Loss Per Share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)

	Dec. 31, 2003 Q4 2003	Sept. 30, 2003 Q3 2003	June 30, 2003 Q2 2003	March 31, 2003 Q1 2003
Revenues	–	–	–	–
Loss from Continuing Operations	$(234,638)	$(243,987)	$(264,136)	$(272,342)
Net Loss	$(234,638)	$(243,987)	$(264,136)	$(272,342)
Net Loss Per Share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

General and administrative expenses have increased in the last three quarters to coincide with higher levels of corporate activity. Stock based compensation of $166,000, $190,159 and $86,996, respectively, can be attributable for part of the increases in the last three quarters. At December 31, 2004, a future income tax asset and income tax recovery of $1,068,600 was recorded as a result of a flow through private placement completed during the year (see note 3 of the consolidated financial statements).

Liquidity

The Company is presently exploring the Fort à la Corne Diamond Project for sufficient reserves to justify production. This property does not produce any revenue. The Company receives minor amounts of interest ($90,541 for Fiscal 2004 compared to $21,058 for Fiscal 2003); however, its capital needs have historically been met by the issuance of securities either through private placements, the exercise of stock options or warrants, shares issued for debt or shares issued for property. Fluctuations in the Company's share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

At December 31, 2004, the Company had working capital of $4,091,329, compared to working capital of $1,584,489 at December 31, 2003. The primary sources of this working capital are the equity financings completed in the third quarter of Fiscal 2004 and in the fourth quarter of Fiscal 2003 (see "Financings, Principal Purposes and Milestones" above). During the year, the exercise of stock options and warrants provided additional proceeds of $1,369,000. Subsequent to the year end, the Company received $1,906,343 from the exercise of stock options and warrants.

Included in current assets at December 31, 2004 is $32,025 (2003 – $32,025) in marketable securities which represents the book value of 457,500 common shares of China Diamond Corp. Included in current liabilities at December 31, 2004 is $2,082,119 (2003 – $537,968) due to the Fort à la Corne Joint Venture. This amount was paid in the subsequent period.

The Company has met commitments to incur a minimum of $1,055,340 in flow through expenditures by the end of Fiscal 2004 and a further $2 million by March 2005. An additional $1 million in flow through expenditures must be incurred by the end of Fiscal 2005 and the Company expects to meet this commitment in the second quarter of Fiscal 2005.

18



management discussion & analysis

Capital Resources

The Company's portion of the 2005 AE&E program budget is $12 million and the Company will be required to raise additional funds to meet this commitment. To that end, a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Agents") have agreed to act as agents for a $35 million offering of flow through shares and non-flow through units on a commercially reasonable best efforts basis. The closing of the offering, currently expected in early May 2005, is subject to certain conditions, including completion of satisfactory due diligence by the Agents, and regulatory approval.

If exercised, the in-the-money stock options and warrants as of the Report Date could increase the Company's available cash by $6.3 million. The fair market value of the Company's shares of China Diamond Corp. is also a source of capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

David H. Stone, Director

During the year, the Company paid $151,097 to David H. Stone which included a one-time payment of $115,000 for the termination of management services in the second quarter of Fiscal 2004. Pursuant to the terms of a Management Agreement executed on February 1, 2002, Mr. Stone was retained as President for a fee of $115,000 per annum. The Management Agreement could be terminated by Mr. Stone with three months' written notice or by the Company at any time with cause, or without cause, by providing twelve months' notice or payment in lieu of notice of not less than $115,000. The Management Agreement was accepted for filing by the TSX Venture Exchange on February 14, 2002.

Robert A. McCallum, President, CEO and Director

The Company entered into an Employment Agreement dated May 19, 2004 pursuant to which Robert A. McCallum was retained as President for a two-year term for a salary of $150,000 per year, a combined housing and vehicle allowance of $24,000 per year, the granting of 400,000 stock options at $0.84 per share for a three-year term and annual bonuses which shall be determined at the absolute discretion of the Board of Directors with respect to achieving aims and goals mutually agreed upon by the parties. The Employment Agreement was accepted for filing by the TSX Venture Exchange on July 15, 2004. During the year, the Company paid $89,218 pursuant to the employment agreement and $24,000 for the housing and vehicle allowance. In the fourth quarter of Fiscal 2004, the term of the Employment Agreement was extended from two years to three years.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on financial condition, results of operations and cash flows.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.



Financial Instruments and Other Instruments

The Company's financial instruments include cash, GST and other receivable, marketable securities, accounts payable and cash calls. The carrying values of these financial instruments, other than marketable securities for which the fair value is disclosed on the balance sheet, approximate fair values given the short term to maturity. Due to the nature of the Company's operations, there is no significant credit or interest rate risk.

Marketable securities are carried at the lower of cost and market. When the market value is below cost, any unrealized loss is charged to income. Marketable securities were recorded at $32,025 at December 31, 2004 and December 31, 2003 while the quoted market value of marketable securities at December 31, 2004 and December 31, 2003 were $50,325 and $114,375, respectively.

Stock Options

Subsequent to the year end, the Company granted 977,500 stock options exercisable at a price of $1.04 per share for a five-year period to directors, officers, employees and consultants of the Company and a further 40,000 stock options exercisable at a price of $2.75 per share for a five-year period to a director and officer and an employee of the Company.

Shareholder Rights Plan

In the third quarter of Fiscal 2004, the Board of Directors adopted a Shareholder Rights Plan to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that may not treat all shareholders equally or fairly. The terms of the Plan are identical to the Company's previous shareholder rights plan which expired on June 29, 2004.

To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on the date that the Company's transfer agent, Computershare Trust Company of Canada, executes the agreement implementing the Plan. Initially, the Rights will attach to and trade with the common shares and be represented by certificates representing common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of persons of 20% or more of the votes attached to all outstanding voting shares of the Company in a transaction not approved by the Board of Directors, the Rights separate from the common shares and will entitle holders (other than the acquiring person or group persons) to acquire shares of the Company at a 50% discount to the prevailing market price of the shares. The Rights are not triggered by purchases of voting shares made pursuant to a "Permitted Bid" made to all holders of common shares on identical terms. A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and must comply with certain other conditions set out in the agreement signed to implement the Plan.

The shareholders of the Company ratified the adoption of the Rights Plan at the Extraordinary General Meeting held on April 4, 2005.

Additional Information

Additional information relating to the Company is available on the Company's website at www.kensington-resources.com or on SEDAR at www.sedar.com.

20



auditors' report

**To the Shareholders of
Kensington Resources Ltd.**

We have audited the balance sheets of Kensington Resources Ltd. as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

**Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
April 1, 2005**

Member of Deloitte Touche Tohmatsu



balance sheets

December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT		
Cash	$ 81,005	$ 1,001,202
Short-term investments	6,192,000	1,175,000
GST and other receivables	39,020	23,188
Prepaid expenses	11,252	5,937
Marketable securities (quoted market		
value $50,325; 2003 – $114,375)	32,025	32,025
	6,355,302	2,237,352
DEPOSITS	12,000	–
FUTURE INCOME TAXES (Notes 3 and 9)	1,068,600	–
PROPERTY, PLANT AND EQUIPMENT (Note 4)	81,965	14,565
MINERAL PROPERTIES (Note 5)	13,780,530	10,527,906
	$ 21,298,397	$ 12,779,823
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 181,854	$ 114,895
Cash calls payable (Note 5)	2,082,119	537,968
	2,263,973	652,863
SHAREHOLDERS' EQUITY		
Capital stock (Note 6)	33,450,717	26,543,215
Additional paid-in capital	105,121	105,121
Contributed surplus	512,691	69,536
Deficit	(15,034,105)	(14,590,912)
	19,034,424	12,126,960
	$ 21,298,397	$ 12,779,823

See accompanying notes to the financial statements

APPROVED BY THE BOARD:

Robert A. McCallum, President, CEO and Director

James R. Rothwell, Chairman and Director



statements of operations & deficit

Years ended December 31

		2004		2003
INTEREST AND OTHER INCOME	$	95,583	$	21,058
EXPENSES				
Amortization	$	6,783	$	3,812
Bank charges and interest		1,213		1,111
Legal, accounting and professional		99,359		170,175
Office		254,588		194,367
Promotion, public relations and travel		462,125		403,592
Salaries and management fee		245,151		138,164
Stock-based compensation		443,155		69,536
Transfer and filing		95,002		55,404
		1,607,376		1,036,161
Loss before income taxes		(1,511,793)		(1,015,103)
Future income tax recovery *(Notes 3 and 9)*		1,068,600		–
Net loss for the year		(443,193)		(1,015,103)
Deficit, beginning of year		(14,590,912)		(13,575,809)
Deficit, end of year	$	(15,034,105)	$	(14,590,912)
Basic and diluted loss per share	$	(0.01)	$	(0.02)
Weighted average number of shares outstanding		59,528,895		50,276,560

See accompanying notes to the financial statements

23



statements of cash flows

Years ended December 31

		2004		2003
OPERATING ACTIVITIES				
Net loss for the year	$	(443,193)	$	(1,015,103)
Items not involving cash				
Amortization		6,783		3,812
Stock-based compensation expense *(Note 6 (d) (ii))*		443,155		69,536
Future income tax recovery		(1,068,600)		–
Gain on sale of truck		(5,042)		–
Net change in non-cash working capital items				
affecting operations *(Note 10)*		33,812		78,323
		(1,033,085)		(863,432)
FINANCING ACTIVITY				
Issuance of capital stock for cash		6,907,502		4,409,406
INVESTING ACTIVITIES				
Expenditures and advances on mineral properties,				
net of unpaid cash calls		(1,708,473)		(1,688,895)
Purchase of property, plant and equipment, net		(69,141)		–
Purchase of short-term investments		(5,017,000)		(1,175,000)
		(6,794,614)		(2,863,895)
NET CASH (OUTFLOW) INFLOW FOR THE YEAR		(920,197)		682,079
CASH, BEGINNING OF YEAR		1,001,202		319,123
CASH, END OF YEAR	$	81,005	$	1,001,202

See accompanying notes to the financial statements



notes
to the financial statements

Years ended December 31, 2004 and 2003

1. NATURE OF OPERATIONS

The Company is an exploration stage company at December 31, 2004 since it has not, as yet, achieved commercial production on any of its concessions.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for mineral concessions and deferred exploration costs is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the concessions, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reflect the significant accounting policies outlined below.

(a) Cash

Cash consists of cash on hand and deposits in banks.

(b) Short-term investments

Short-term investments consist of highly liquid investments with maturities of greater than 90 days and less than one year.

The Company has $92,000 of restricted term deposits. This cash is held as collateral for a corporate credit card limit of $80,000.

(c) Marketable securities

Marketable securities are carried at the lower of cost and market.

(d) Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated using the declining balance method at 20% per annum for field, computer and furniture equipment and 30% per annum for automobiles.

(e) Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year. When deferred expenditures on individual producing properties exceed the estimated net recoverable amount, the properties are written down to the estimated net recoverable amount.

The Company accounts for its mineral properties in accordance with Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11.

(f) Stock-based compensation

The Company uses the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model and is charged to operations with an offsetting credit to contributed surplus, on a straight-line over the vesting period.

(g) Income taxes

The Company accounts for income taxes using the future income tax method of accounting. This method requires the recognition of future income taxes for the expected future tax consequences of differences between the carrying amount of balance items and their corresponding tax values. This method also requires the Company to compute future income taxes using the substantively enacted corporate income tax rates in effect each year. If management believes it is not likely that the Company will generate sufficient taxable income to allow the realization of future tax assets, the Company reduces the future income tax asset by recording a valuation allowance.

(h) Loss per common share

The Company uses the treasury stock method for calculation of fully diluted loss per share in accordance with the Canadian Institute of Chartered Accountants accounting standard. For all periods presented, the effect of outstanding stock options is antidilutive.

(i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, other than market securities for which the fair value is disclosed on the balance sheet, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.



notes
to the financial statements

Years ended December 31, 2004 and 2003

2. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

(j) **Financial instruments**

The Company's financial instruments include cash, GST and other receivable, marketable securities, accounts payable and cash calls. The carrying values of these financial instruments, other than marketable securities for which the fair value is disclosed on the balance sheet, approximate fair values given the short term to maturity. Due to the nature of the Company's operations, there is no significant credit or interest rate risk.

3. **FLOW-THROUGH SHARES**

On September 24, 2004, the Company issued 2,307,693 flow-through shares as part of a private placement for proceeds of $3 million. The exploration expenditures funded by the flow-through share issue will be renounced for tax purposes in fiscal 2005. Under CICA Emerging Issues Abstract 146, *Flow-Through Shares*, the renouncement of the tax deduction for the benefit of investors gives rise to a future income tax liability and a corresponding reduction in shareholders' equity. The tax effect of the flow-through shares will be recorded in the three month period ended March 31, 2005 when the expenditures are renounced. The Company has income tax losses and other income tax assets that previously have been subject to a 100% valuation provision. The Company now considers it to be more likely than not that these tax assets can offset the expected future income tax liability. Accordingly, a future income tax asset and income tax recovery of $1,068,600 has been recorded as at December 31, 2004.

4. **PROPERTY, PLANT AND EQUIPMENT**

| | 2004 | | | 2003 |
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Automobile	$ 29,346	$ 4,402	$ 24,944	$ 958
Field equipment	7,499	3,977	3,522	2,273
Computer equipment	16,377	5,787	10,590	8,090
Furniture and equipment	51,129	8,220	42,909	3,244
	$ 104,351	$ 22,386	$ 81,965	$ 14,565

5. **MINERAL PROPERTIES**

Cumulative acquisition and exploration costs as at December 31 are as follows:

	2004	2003
Geological and exploration	$ 2,735,476	$ 2,099,853
Land tenure	51,326	51,148
Drilling	6,950,014	5,138,470
Assay	1,594,785	1,462,172
Supplies	108,506	49,918
Transport	292,856	233,916
Rental Equipment	245,247	169,123
General	127,095	114,842
Project overhead	1,675,225	1,208,464
	$ 13,780,530	$ 10,527,906

The Company has earned a 42.245% interest in certain mineral claims consisting of 22,544 hectares in the Fort à la Corne area of Saskatchewan through a Joint Venture relationship. The other partners are De Beers Canada Inc. ("De Beers"), UEM Inc. and Cameco Corporation ("Cameco"). This Joint Venture relationship entails an agreement on annual budget between the parties, with dissenting parties losing a proportionate share. Cash calls are requested periodically to cover expenditure incurred by the operator. Cash calls outstanding at December 31, 2004 total $2,082,119 (2003 – $537,968). No Joint Venture entity exists and the Company's proportionate share of the deferred exploration costs is $13,780,530 (2003 – $10,527,906).

Upon the completion of exploration phase, the feasibility and development stage commences. The Company is committed to fund a maximum of $8.5 million on a priority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.



notes
to the financial statements

Years ended December 31, 2004 and 2003

6. **SHARE CAPITAL**

(a) Authorized

Unlimited common shares of no par value.

(b) Issued

	Shares	Amounts
Balance, December 31, 2002	46,871,798	$ 22,127,809
Issuance for private placements, net of issue costs	4,103,164	3,207,723
Issuance on exercise of stock options and warrants	2,327,583	1,207,683
Balance, December 31, 2003	53,302,545	26,543,215
Issuance for private placements, net of issue costs of $461,498	5,164,835	5,538,502
Issuance on exercise of stock options and warrants	2,178,333	1,369,000
Balance, December 31, 2004	60,645,713	$ 33,450,717

(c) Private placement

On September 24, 2004, the Company completed a $6 million private placement consisting of 2,307,692 flow-through shares issued at a price of $1.30 per flow-through share, and 2,857,143 Units of the Company at a price of $1.05 per Unit. Each Unit consists of one common share and one half of one warrant, and each whole warrant entitles the holder thereof to purchase one common share at any time from the date of issue of the warrant until the date which is for a period of eighteen months after the closing date of the private placement, at an exercise price of $1.25 per warrant share for the first 12 months and $1.55 thereafter. The securities were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited who received non-transferable warrants which entitle the agent to purchase 161,539 non flow-through shares and 200,000 Units at a price of $1.05 per share or Unit under the same terms, period and prices mentioned above.

(d) Stock options

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares. Stock options are issuable at the discretion of the Board of Directors, up to 5,500,000 common shares.

(i) The changes in stock options were as follows:

	December 31, 2004		Weighted Average Exercise Price	December 31, 2003		Weighted Average Exercise Price
Balance outstanding, beginning of year	3,992,726	$	0.58	4,273,226	$	0.54
Activity during the year						
Options granted	1,005,000		0.95	345,000		0.82
Options exercised	(840,000)		0.34	(490,500)		0.31
Options cancelled/expired	(260,476)		0.80	(135,000)		0.78
Balance outstanding, end of year	3,897,250	$	0.71	3,992,726	$	0.58

(ii) During the year ended December 31, 2004, 150,000 (2003 – 260,000) stock options were issued to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $79,313 were recorded for the year ended December 31, 2004 (2003 – $44,039). The Company also recorded a charge to operations of $363,842 for the period ended December 31, 2004 (2003 – $25,497) for stock options granted to employees and directors. This amount was determined using Black-Scholes, assuming no dividends were paid, a weighted average volatility of the Company's share price of 157.57%, a weighted average annual risk free interest rate of 4% and an expected life of three to five years.

The fair value of each option granted is estimated using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	2004	2003
Risk free interest rate	4%	4%
Expected life of options in years	3 to 5 years	2 to 5 years
Expected volatility	158% - 171%	34%
Dividend per share	$Nil	$Nil

27



notes
to the financial statements
Years ended December 31, 2004 and 2003

6. **SHARE CAPITAL** (continued)

(d) **Stock options** (continued)

(iii) As at December 31, 2004, directors' and employees' stock options were outstanding as follows:

Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2004	Weighted Average Remaining Contractual Life (years)
$0.00 - $0.50	1,102,250	0.52
$0.51 - $1.00	2,240,000	2.21
$1.00 - $1.50	555,000	3.80
	3,897,250	1.97

(e) **Warrants**

(i) The changes in warrants were as follows:

	December 31, 2004	Weighted Average Exercise Price	December 31, 2003	Weighted Average Exercise Price
Balance outstanding, beginning of year	4,803,498	$ 0.89	3,070,417	$ 0.68
Activity during the year				
Warrants granted	1,428,573	1.21	3,570,164	0.91
Warrants exercised	(1,338,333)	0.80	(1,837,083)	0.57
Warrants cancelled/expired	(584,667)	1.21	–	–
Balance outstanding, end of year	4,309,071	$ 1.11	4,803,498	$ 0.89

(ii) As at December 31, 2004, share purchase warrants were outstanding as follows:

Number of Warrants	Exercise Price per Security	Expiry Date
2,880,498	$ 1.05	July 6, 2005
1,428,573	1.25	September 24, 2005
	or 1.55	March 24, 2006
4,309,071		

(iii) Pursuant to the private placement dated September 24, 2004, there are outstanding broker's warrants to purchase 361,539 shares at $1.05 per share and 100,000 at $1.25 per share until March 24, 2006.

(f) **Shareholder Rights Plan**

During 2004, the Company proposed to update its Shareholder Rights Plan which was originally adopted on June 29, 2001. Under the terms of the new Plan, rights are attached to the common shares of the Company. These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire 20% or more or the outstanding common shares of the Company. At an Extraordinary General Meeting on April 4, 2005, the shareholders of the Company ratified the adoption of the Shareholder Rights Plan.

28



notes
to the financial statements
Years ended December 31, 2004 and 2003

7. RELATED PARTY TRANSACTIONS

The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:

	Year ended December 31	
	2004	2003
Salaries and management fee	$ 245,151	$ 139,671

As at December 31, 2004, accounts payable include $3,448 (2003 – $9,583) due to directors, a former director and companies controlled by directors.

8. SEGMENTED INFORMATION

Industry information
The Company operates in one reportable operating segment, being the acquisition and development of resource properties.

Geographic information
Revenue from operations in the years ended December 31, 2004 were derived from interest income which was earned in Canada.

The Company's non-current assets are located in Canada.

9. INCOME TAXES

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and provincial income tax rates to loss before tax provision due to the following:

	2004	2003
Statutory tax rate	35.6%	37.6%
Income tax recovery computed at standard rate	$ 538,198	$ 381,679
Non-deductible stock option expense	(157,763)	(26,145)
Tax benefit not recognized in prior year	688,165	–
Tax losses not recognized in the period that the benefit arose	–	(355,534)
	$ 1,068,600	$ –

The Company, subject to the approval of the tax authority, has non-capital losses for tax purposes of approximately $4,565,000 available to reduce future income tax which expire as follows:

2005	$ 395,000
2006	190,000
2007	466,000
2008	547,000
2009	735,000
2010	1,078,000
2014	1,154,000
	$4,565,000

Temporary differences and carryforwards gave rise to the following future income tax assets at year end:

	2004	2003
Future income tax asset		
Operating loss carryforwards	$ 1,626,074	$ 1,553,632
Capital assets	5,980	5,657
Mineral properties	986,085	1,297,502
Investments	68,738	72,559
Financing fees	72,490	76,520
	2,759,367	3,005,870
Less: Valuation allowance	(1,690,767)	(3,005,870)
	$ 1,068,600	$ –

29



notes
to the financial statements
Years ended December 31, 2004 and 2003

10. NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	2004	2003
GST and other receivables	$ (15,832)	$ 20,566
Prepaid expenses and deposits	(17,315)	(5,937)
Accounts payable and accrued liabilities	66,959	63,694
	$ 33,812	$ 78,323

11. LEASE COMMITMENTS

As at December 31, 2004 the Company is committed under leases for office space and office equipment in the following amounts for the next six years:

2005	$	33,971
2006		36,585
2007		36,585
2008		38,276
2009		33,210
2010		33,210

12. SUBSEQUENT EVENTS

Subsequent to the year end, the Company granted 977,500 stock options exercisable at a price of $1.04 per share for a five year period to directors, officers, employees and consultants of the Company, and a further 40,000 stock options exercisable at a price of $2.75 per share for a five year period to a director and officer and an employee of the Company.

Subsequent to the year end, the Company entered into an agreement with a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Agents") to act as agents for a $35 million offering of flow through shares and non-flow through units on a commercially reasonable best efforts basis. The closing of the offering, currently expected in early May 2005, is subject to certain conditions, including completion of satisfactory due diligence by the Agents, and regulatory approval.



board
of directors

Robert A. McCallum, P. Eng. *President, CEO and Director*
- 45 years of international mining experience in diamonds, gold, uranium, industrial minerals and base metals
- more than 20 years in corporate management as an officer and/or director of companies

James R. Rothwell *Chairman and Director*
- President and CEO of Dia Met Minerals Ltd. between 2000 and 2001
- BHP Minerals between 1986 and 2000 where he held the position of President of BHP Diamonds from 1997 to 2000

Murray Tildesley *Director and Corporate Secretary*
- Director since October 1998

Antonio Pezzotti *Director*
- Director since October 1998

W. E. (Bill) Stanley, P. Eng., CMC *Director*
- 35 years consulting to both international and Canadian mining companies

David H. Stone *Director*
- President of Kensington Resources Ltd. between June 1997 and April 2004



The future is sparkling

Photo courtesy of De Beers Canada Inc.

ANNUAL GENERAL MEETING
MONDAY JUNE 13, 2005 AT 10:00 A.M.
TERMINAL CITY CLUB, PRESIDENT'S ROOM
837 W. HASTINGS STREET,
VANCOUVER, BRITISH COLUMBIA

HEAD OFFICE
KENSINGTON RESOURCES LTD
SUITE 2100, P.O. BOX 11606
650 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA
CANADA, V6B 4N9
T 604 682 0020
F 604 682 0021
E INFO@KENSINGTON-RESOURCES.COM

EXPLORATION OFFICE
KENSINGTON RESOURCES LTD
SUITE 209, 3502 TAYLOR STREET EAST
SASKATOON, SASKATCHEWAN
CANADA, S7H 5H9
T 306 664 7552
F 306 975 9039
E BRENT@KENSINGTON-RESOURCES.COM

INVESTOR RELATIONS
MEL GARDNER, MANAGER
T 800 710 6083
E MEL-GARDNER@KENSINGTON-RESOURCES.COM

TOLL FREE 1 800 514 7859
WWW.KENSINGTON-RESOURCES.COM

LEGAL COUNSEL
McCULLOUGH O'CONNOR IRWIN
1100 - 888 DUNSMUIR STREET
VANCOUVER, BRITISH COLUMBIA
CANADA, V6C 3K4

LEGAL COUNSEL
AUSTRING, FENDRICK, FAIRMAN & PARKKARI
3081 THIRD AVENUE
WHITEHORSE, YUKON
CANADA, Y1A 4Z7

AUDITORS
DELOITTE & TOUCHE LLP
#2800 - 1055 DUNSMUIR STREET
VANCOUVER, BRITISH COLUMBIA
CANADA, V7X 1P4

TRANSFER AGENT
COMPUTERSHARE TRUST COMPANY OF CANADA
510 BURRARD STREET, 3RD FLOOR
VANCOUVER, BRITISH COLUMBIA
CANADA, V6C 3B9

BANKERS
BANK OF MONTREAL
595 BURRARD STREET
VANCOUVER, BRITISH COLUMBIA
CANADA, V7X 1L7

LISTING
EXCHANGE: TSX VENTURE EXCHANGE
TRADING SYMBOL: KRT
U.S. REGISTRATION: FORM 20-F FILE #0-24980
LISTED IN STANDARD & POORS



WWW.KENSINGTON-RESOURCES.COM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 13, 2005	By: /s/ Robert A. McCallum
Date	Robert A. McCallum
	President, CEO and Director